Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

	For the three months ended			For the six months ended
	June 30,			June 30,
(all dollar amounts in thousands)	2009	2008		2009	2008

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$3,937	$3,339		$16,682	$6,783
Amortization of interest capitalized	945	900		1,845	1,800
Interest capitalized	(827)	(7,011)		(3,070)	(13,348)
Distributed income of equity investees	3,313	3,817		7,113	7,034
Distributions to Series B preferred unitholders	(1,813)	(1,813)		(3,625)	(3,639)
Fixed charges	26,257	27,104		52,047	53,934

Total Earnings	$31,812	$26,336		$70,992	$52,564

Fixed Charges:
Interest expense	22,810	17,013		43,242	34,492
Capitalized interest	827	7,011		3,070	13,348
Debt costs amortization	807	1,267		2,110	2,455
Distributions to Series B preferred unitholders	1,813	1,813		3,625	3,639

Total Fixed Charges	$26,257	$27,104		$52,047	$53,934

Distributions to Series C and Series D preferred shareholders	$2,037	$2,180		$4,109	$4,668

Combined Fixed Charges and Preferred Share Distributions	$28,294	$29,284		$56,156	$58,602

Ratio of Earnings to Fixed Charges	1.2	(a	)	1.4	(a	)

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	1.1	(b	)	1.3	(b	)

a)	For the three and six months ended June 30, 2008, the aggregate amount of fixed charges exceeded our earnings by approximately $0.8 million and $1.4 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all periods presented is primarily due to the classification of operations for assets held for sale and sold as discontinued operations.

b)	For the three and six months ended June 30, 2008, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $2.9 million and $4.7 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. The deficiency of the ratio of earnings to combined fixed charges and preferred share distributions for the periods presented is primarily due to the classification of operations for assets held for sale and sold as discontinued operations.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.